United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Vale announces new share buyback program Rio de Janeiro, July 30, 2026 – Vale S.A. (“Vale” or the “Company”) announces that its Board of Directors approved today a new program for the acquisition of up to 100 million common shares1 within a period of 18 months from this date2 (the “new share buyback program”), representing approximately 2.3% of the outstanding shares3. The approval of the new share buyback program demonstrates management’s continued confidence in Vale’s business outlook, management’s disciplined approach to capital allocation, and its commitment to creating and sharing value with the Company’s shareholders. The decision considered the approaching expiration of the current buyback program, under which Vale has repurchased approximately 14 million shares to date. The new share buyback program was approved in compliance with Brazilian capital markets regulations and will be carried out on stock exchanges at market prices. Additional information is available in Annex G of CVM Resolution No. 80/2022, available from the Brazilian Securities and Exchange Commission (CVM). Marcelo Feriozzi Bacci Executive Vice President, Finance and Investor Relations For further information, please contact: Vale.RI@vale.com Thiago Lofiego: thiago.lofiego@vale.com Luciana Oliveti: luciana.oliveti@vale.com Pedro Terra: pedro.terra@vale.com Patricia Tinoco: patricia.tinoco@vale.com This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F. 1 Incluindo respectivos American Depositary Receipts (ADRs). 2 Ending on January 29, 2028. The program approved today will become effective on August 19, 2026 (inclusive), following the expiration of the current buyback program, which commenced on February 19, 2025. 3 Based on the current shareholding position, considering 4,255,762,795 shares outstanding, excluding treasury shares. Press Release Exhibit G to CVM Resolution No. 80/2022, as amended , 1. Provide a detailed justification of the purpose and expected economic effects of the transaction; The Share Buyback Program, at current prices, represents an opportunity to acquire shares and is also a value creation lever for shareholders, as it allows the company to allocate capital efficiently to the potential profitability of its shares, thereby enhancing future returns for shareholders who remain invested. In addition, the buyback signals to the market management’s confidence in the company’s performance. In order to provide additional support for the execution of the Share Buyback Program involving shares issued by Vale S.A. (“Vale” or the “Company”), one or more types of financial instruments mentioned in items (i) to (iii) below (collectively, “Financial Instruments”) may be used, with first-tier financial institutions, in compliance with applicable law and the following conditions: (i) Total Return Equity Swap (“Equity Swap”), an agreement under which the company receives from a counterparty (bank) the total return on Vale’s shares traded on B3 S.A. – Brasil, Bolsa, Balcão (“B3”), equivalent to the price variation plus dividends, and, in exchange, makes payments based on a fixed or floating rate (e.g., CDI/SOFR + spread). It allows synthetic exposure to the asset without physical ownership, without immediate cash disbursement and with exclusively cash settlement; (ii) Enhanced Share Repurchase (“ESR”), an agreement under which the company uses a bank that carries out the full or partial repurchase of shares and/or American Depositary Receipts (“ADRs”) in an optimized manner, ensuring a discount in relation to the average market price. The receipt and payment of the shares and/or ADRs by Vale occur throughout the execution; (iii) Accelerated Share Repurchase (“ASR”), an agreement under which the company pays an amount in advance to a bank to repurchase a predetermined number of its shares and/or ADRs. The bank delivers the shares and/or ADRs to the company immediately, borrowing such shares and/or ADRs from the market, with the final repurchase price adjusted based on the volume-weighted average price (VWAP) over a period, which may include price adjustments through payment, derivative (swap) or additional delivery of shares. The use of one or more of these Financial Instruments will provide additional support to the execution strategy of Vale’s Share Buyback Program, considering the rationale of (i) attractiveness of its return compared to alternative capital allocation options, (ii) expected share appreciation, according to different valuation methodologies, and (iii) signaling the continuity of capital allocation discipline and confidence in the Company. The expected economic effects for shares acquired directly or through ESR and ASR transactions are: i. In the event of cancellation, the percentage increase in shareholders’ ownership interest and amendment to the heading of Article 5 of the Bylaws to adjust the number of shares issued by Vale after the resolution on the cancellation of the shares. ii. In the case of shares sold, the use of shares in the company’s executive retention programs. The use of Equity Swap allows Vale to increase its economic exposure to its own shares without the need to acquire them, providing greater financial flexibility and reducing the immediate impact on cash. 2. State the number of shares (i) outstanding and (ii) already held in treasury; As of June 30, 2026, the Company had: i. 4,255,762,795 outstanding shares; and ii. 183,396,969 shares held in treasury. 3. State the number of shares that may be acquired or sold; Up to 100 million shares or depositary receipts representing shares may be repurchased, provided that this limit includes both the shares repurchased directly by the Company and those related to the execution of the Financial Instruments. In addition, up to 21,782,821 repurchased common shares may be held in treasury until their effective sale for use in awards to executives eligible for the company’s retention programs linked to the Global Long-Term Share-Based Incentive Plan, approved at the Annual and Extraordinary General Meetings of April 2025 (“Plan”), according to the current balance of shares covered by the Plan, subject to the other limits, terms and conditions established therein. 4. Describe the main characteristics of the derivative instruments that the company may use, if any; The Equity Swap agreements have as their purpose the exchange of results of future cash flows referenced to Vale’s shares traded on B3, so that the Company receives the price variation related to the shares traded on the stock exchange plus the proceeds paid during the period and pays the variation of a benchmark interest rate, such as CDI or SOFR, plus a spread per year during the term of each respective agreement, with settlement exclusively in cash. The ASR provides for the engagement of a financial institution to execute all or part of the Share Buyback Program for shares and/or ADRs issued by Vale, ensuring a discount in relation to the average market price during the agreed period for the bank to carry out the buyback, with immediate receipt and payment of all or part of the shares by Vale and price adjustment based on the average amount executed by the bank. The price adjustment mechanism may require a swap agreement between Vale and the financial institution in the notional amount of the transaction, so that the Company pays the price variation related to Vale’s shares traded on the stock exchange plus the proceeds paid during the period and receives the variation of a benchmark interest rate, such as CDI or SOFR, plus or without a spread per year during the term of each respective agreement, with settlement exclusively in cash. With respect to the ESR instrument, we inform that it is not a derivative instrument, since it is a strategy to support the physical buyback of shares issued by Vale. 5. Describe, if any, any existing agreements or voting instructions between the company and the transaction counterparty; Not applicable, since the Equity Swap will establish an exclusively cash settlement mechanism and will not contain any provision regarding the exercise of voting rights attached to shares issued by the Company that may be held by the counterparty (financial institution). The other Financial Instruments (ESR and ASR), in turn, will transfer ownership of the shares to Vale upon contracting or upon repurchase by the financial institution. 6. In the event of transactions carried out outside organized securities markets, state: The Financial Instruments to be entered into shall contain a clause ensuring that payments made or received by the Company will be calculated based on the variation in the share price between certain periods, and the reference price of the shares at the initial date of each such period will not be more than 10% higher nor more than 10% lower than the volume-weighted average price in the 10 preceding trading sessions, in compliance with CVM Resolution No. 77/2022. It should also be noted that the Equity Swap agreements will be registered with B3. a. the maximum (minimum) price at which the shares will be acquired (sold); and b. if applicable, the reasons justifying the execution of the transaction at prices more than 10% (ten percent) higher, in the case of acquisition, or more than 10% (ten percent) lower, in the case of sale, than the volume-weighted average price in the 10 (ten) preceding trading sessions; 7. State, if any, the impacts that the transaction will have on the composition of the shareholding control or administrative structure of the company; No material impact is expected on the composition of the shareholding control or administrative structure of the company. 8. Identify the counterparties, if known, and, in the case of a related party of the company, as defined by the accounting rules governing this matter, also provide the information required by article 9 of CVM Resolution No. 81, of March 29, 2022; The counterparties to the Financial Instruments will be defined by the Treasury and Corporate Finance Office among first-tier financial institutions, which shall not be related parties of the Company. 9. Indicate the allocation of the proceeds received, if applicable; Not applicable in the case of the repurchase of shares directly by the Company and through ESR and ASR. For the Equity Swap Agreements, it is not possible to determine in advance whether the Company will receive proceeds. If this occurs, the Company will use the proceeds to repurchase shares. 10. Indicate the maximum term for settlement of the authorized transactions; The maximum term for the acquisition of the shares and execution of the Financial Instruments will be 18 months from approval by the Board of Directors. This new program will only become effective upon the expiration of the program approved in Feb/25, which is currently in progress. 11. Identify the institutions that will act as intermediaries, if any; Acting as intermediaries in the repurchase of shares directly by the Company: a) BRADESCO S.A. CTVM, headquartered at Av. Paulista 1450, 7th floor, in the City and State of São Paulo, ZIP Code: 01310-100, b) CITIGROUP GM, headquartered at Av. Paulista 1111, 14th floor (Part), in the City and State of São Paulo, ZIP Code: 01311-920; c) Goldman Sachs do Brasil CTVM S.A, headquartered at Rua Leopoldo Couto Magalhães Jr 700, 16th floor, in the City and State of São Paulo, ZIP Code: 04542-000; d) ITAU CV S.A, headquartered at Av. Brigadeiro Faria Lima 3400, 10th floor, in the City and State of São Paulo, ZIP Code: 04538-132; e) J. P. MORGAN CCVM S.A., headquartered at Av. Brigadeiro Faria Lima 3,729, 13th floor (Part), in the City and State of São Paulo, ZIP Code: 04538-905; f) Merrill Lynch S/A CTVM, Avenida Brigadeiro Faria Lima, 3400 - 18th Floor, in the City and State of São Paulo, ZIP Code 04538-132; g) Morgan Stanley CTVM S.A., Avenida Brigadeiro Faria Lima, 3600 - 6th Floor, in the City and State of São Paulo, ZIP Code 04538-132; h) SANTANDER CCVM S.A, headquartered at Av. Presidente Juscelino Kubitschek 2041 and 2235, 24th floor, in the City and State of São Paulo, ZIP Code: 04543- 011; i) UBS Brasil CCTVM, Av. Brigadeiro Faria Lima, 4440 - 7th floor, in the City and State of São Paulo, ZIP Code: 04538-132; and j) XP Investimentos CCTVM, Av. Chedid Jafet, 75 - South Tower, in the City and State of São Paulo, ZIP Code: 04551-060. For the purchase of ADRs on the New York Stock Exchange, the broker-dealers of the aforementioned institutions will be used. 12. Specify the available resources to be used, pursuant to article 8, paragraph 1, of CVM Resolution No. 77, of March 29, 2022; and Available resources from profit reserves or capital reserves recorded in the Company’s Financial Statements for the fiscal year ended December 31, 2025 will be used, pursuant to article 8, paragraph 1, of CVM Resolution No. 77/2022. 13. Specify the reasons why the members of the board of directors are comfortable that the share buyback will not impair compliance with obligations assumed with creditors nor the payment of mandatory, fixed or minimum dividends. The members of the Board of Directors are comfortable with the buyback transaction and the use of Financial Instruments due to the expected cash generation and adequate leverage and liquidity levels for the period. The amount of the program is compatible with Vale’s financial condition and does not affect the Company’s ability to comply with its obligations assumed with creditors nor the payment of mandatory, fixed or minimum dividends.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: July 30, 2026		Director of Investor Relations